Exhibit 99.1

EHang Announces US$30 Million Share Repurchase Program

GUANGZHOU, China, November 22, 2024 — EHang Holdings Limited (“EHang” or the “Company”) (Nasdaq: EH), the world’s leading Urban Air Mobility (“UAM”) technology platform company, today announced that the Company’s Board of Directors has approved a Share Repurchase Program, pursuant to which the Company may repurchase up to US$30 million of its American Depositary Shares (“ADSs”) or ordinary shares over the next 12 months.

Mr. Huazhi Hu, Founder, Chairman and CEO of EHang, commented, “This Share Repurchase Program underscores our confidence in EHang’s long-term growth potential as well as our capability in continuously delivering value to our shareholders. Looking ahead, we remain focused on advancing our leadership in providing safe, pilotless, and sustainable eVTOL solutions in the Urban Air Mobility sector, while maintaining a disciplined approach to capital allocation to ensure sustainable growth and profitability.”

The Company’s proposed repurchases may be made from time to time through open market transactions at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on the market conditions and in accordance with applicable federal securities laws, including Rule 10b5-1 and Rule 10b-18 of the Securities Exchange Act of 1934, as amended. The timing and amount of any share repurchases under the Share Repurchase Program will be determined by the Company’s management at its discretion based on ongoing assessments of price, trading volume and general market conditions, along with the Company’s working capital requirements, general business conditions and other factors. The Company expects to fund repurchases made under this program from its existing cash balance and cash generated from operations.

About EHang

EHang (Nasdaq: EH) is the world’s leading urban air mobility (“UAM”) technology platform company. Our mission is to enable safe, autonomous, and eco-friendly air mobility accessible to everyone. EHang provides customers in various industries with unmanned aerial vehicle (“UAV”) systems and solutions: air mobility (including passenger transportation and logistics), smart city management, and aerial media solutions. EHang’s flagship product EH216-S has obtained the world’s first type certificate, production certificate and standard airworthiness certificate for pilotless eVTOL issued by the Civil Aviation Administration of China. As the forerunner of cutting-edge UAV technologies and commercial solutions in the global UAM industry, EHang continues to explore the boundaries of the sky to make flying technologies benefit our life in smart cities. For more information, please visit www.ehang.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Statements that are not historical facts, including statements about management’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to those relating to certifications, our expectations regarding demand for, and market acceptance of, our products and solutions and the commercialization of UAM services, our relationships with strategic partners, and current litigation and potential litigation involving us. Management has based these forward-looking statements on its current expectations, assumptions, estimates and projections. While they believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond management’s control. These statements involve risks and uncertainties that may cause EHang’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

Investor Contact: ir@ehang.com

Media Contact: pr@ehang.com

3